February 19, 2025

Ilan Hadar
Chief Executive Officer
Silexion Therapeutics Corp
12 Abba Hillel Road
Ramat Gan, Israel 5250606

       Re: Silexion Therapeutics Corp
           Registration Statement on Form S-1
           Filed February 12, 2025
           File No. 333-284873
Dear Ilan Hadar:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Gary Emmanuel, Esq.